UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild St., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On July 27, 2010, Ellomay Capital Ltd. (the “Company”) executed a settlement agreement (the “Settlement Agreement”) with Hewlett-Packard Company (“HP”) with respect to the release of funds deposited in an escrow account in connection with the sale of the majority of the assets of its business to HP. Pursuant to the terms of the Asset Purchase Agreement dated December 9, 2007, governing the sale of the Company’s business to HP (the “APA”), an aggregate amount of $14.5M was deposited in an escrow account to compensate for indemnity claims made by HP with regard to representations and warranties provided by the Company. As previously published, HP has made various claims and requested indemnification out of the escrow fund. Following the receipt of such claims, the Company and HP have negotiated a settlement agreement to finalize all current and future claims they may have against each other. Under the terms of the Settlement Agreement HP will receive approximately $7.3M of the escrow funds (plus accrued interest) while the Company will receive approximately $7.2M (plus accrued interest), such amount including $5M that was set aside exclusively to cover certain patent claims that did not materialize.  HP will also release to the Company an amount of $0.5M withheld in connection with NUR Europe’s obligations with respect to government grants. In addition, the parties to the Settlement Agreement agreed to waive any current and future claims against each other and further agreed that the Company will not be responsible for any future claims with respect to the transaction and the assets acquired thereunder.

The Company expects to record the amount that will be released from the escrow account pursuant to the Settlement Agreement, net of related costs (approximately $7.2M) as a “Gain on sale of Company’s business, net” in its financial statements for the 2nd quarter of 2010.

Following the execution of the Settlement Agreement the Company expects to pay additional payments to former employees as bonuses and in connection with the repurchase of employee stock options, all as previously approved by the Company’s Board of Directors.  The final amount to be paid will be determined after all HP APA related issues and other financial aspects of the Company are calculated and verified, based on criteria, amounts and percentages pre-determined by the Company’s Board of Directors.

Information Relating to Forward-Looking Statements

This filing contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this press release regarding our plans and objectives of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These and other risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with Securities and Exchange Commission, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Director and Chief Executive Officer

Dated: July 28, 2010